Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067
May 30, 2006

Russell Mancuso
Eduardo Aleman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Golden Valley Development, Inc.
Form 10-SB/A4 filed May 3, 2006
File No. 0-51637

Dear Messrs. Mancuso and Aleman:

Thank you for your comments letter of May 19, 2006. Before we respond to your office’s latest comments, please note that because there were no comments on our 10-SB, we have not filed a new amended version of that disclosure document.

Please find following our responses to your comments on our 10-KSB and 10-QSB.

1. We disclosed the existence of an attestation report from our auditors in error and have removed it from our amended 10-KSB filing.

2. We have indicated clearly in the amended 10-KSB filing who is signing in the capacity of principal executive officer, principal accounting officer and controller, as requested.

3. We have indicated clearly in the certifications filed as exhibits to the amended 10-KSB filing who is signing in the capacity of principal executive officer and principal financial officer, as requested.

4. We have explained in the MD&A section of our amended 10-QSB filing why and how the cash trends changed since the disclosure in our 10-KSB, as requested.

5. We have removed the statutory safe harbor citation that had been included in our MD&A section of our 10-QSB.

6. We have filed the March 2006 loan agreement with Adavco as an exhibit to our amended 10-QSB, as requested.

As previously stated in response to an earlier request your offices made, we hereby again acknowledge that:

•	the company, Golden Valley Development, Inc., a Nevada corporation, is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We again very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

Sincerely,

By:	/s/ H. Arthur Davis
H. Arthur Davis
President